13D                        Page 1of 4
                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549
                            SCHEDULE 13G
                           (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO
                   RULE 13d-2(a) (Amendment No. 1)

                          Aydin Corporation
                          (Name of issuer)

                    Common Stock $1.00 Par Value
                   (Title of class of securities)

                             054681 10 1
                           (CUSIP number)


                            October 5, 1998
       (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d-1(f) or 13d-1(g), check the following [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)
_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 054681 10 1             13D                 Page 2 of 4
Pages

*** NOTE ***     On July 31, 1998, SoGen International Fund, Inc. (the "Fund"),
an advisory client of Societe Generale Asset Management Corp., was reorganized as a separate investment portfolio under SoGen Funds, Inc.; all the assets and liabilities of the Fund were transferred to a successor portfolio under SoGen Funds, Inc. called SoGen International Fund (the "Successor Portfolio"). As a result of the reorganization, the Successor Portfolio is the beneficial owner of the shares of Aydin reported herein. The Fund has ceased to function as a registered investment company and is in the process of filing Form N-8F to terminate its registration with the Securities and Exchange Commission.

Going forward, information pertaining to the ownership of the Shares formerly held by the Fund and now held by the Successor Portfolio, can be found in the filings made by Societe Generale Asset Management Corp.(CIK No. 0000861863), the investment adviser to the Successor Portfolio. ******


1. NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION NO.OF ABOVE PERSONS Societe Generale Asset Management Corp. 13-3557071

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [ ]
         (b)   [ ]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*
         OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUTANT TO ITEM 2(D) OR 2(E)          [  ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
              0
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8.   SHARED VOTING POWER

             372,100

     Under an investment advisory contract with SoGen Funds, Inc. on behalf of SoGen International Fund (the "Successor Portfolio"), Societe Generale Asset Management Corp. ("the Adviser"), has been delegated the power to vote or direct the vote of the Shares and the power to dispose or direct the disposition of the Shares by the Successor Portfolio, and thus has shared voting and dispositive power.
------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

              0
-------------------------------------------------------------------------
10.   SHARED DISPOSITIVE POWER

              372,100

     Under an investment advisory contract with SoGen Funds, Inc. on behalf of SoGen International Fund (the "Successor Portfolio"), Societe Generale Asset Management Corp. ("the Adviser"), has been delegated the power to vote or direct the vote of the Shares and the power to dispose or direct the disposition of the Shares by the Successor Portfolio, and thus has shared voting and dispositive power.

-------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         372,100

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.2%
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14.  TYPE OF REPORTING PERSON*

         IA
------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT 13G

                              13G                             Page 3 of 4 Pages


Item 1.    Security and Issuer
-----------------------------------
Common Stock, $1 Par Value
Aydin Corporation ("Aydin"), 700 Dresher Road, Horsham, PA 19044


Item 2.    Identity and Background
-------------------------------------------
     Societe Generale Asset Management Corp. ("the Adviser") is a corporation organized under the laws of the State of Delaware with its principal place of business at 1221 Avenue of the Americas, New York, NY 10020. The Adviser is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

     During the last five years, the Adviser has not been convicted in a criminal proceeding.

     During the last five years, the Adviser was not a party to a civil judgment, decree or final order as described in Item 2(e) of the special instructions for complying with schedule 13D.


Item 3.    Source and Amount of Funds or Other Consideration
--------------------------------------------------------------
     The Adviser was the investment adviser to SoGen International Fund, Inc. (the "Fund"), an open-end management investment company registered under Section 8 of the Investment Company Act of 1940. On July 31, 1998, the Fund was reorganized as a separate investment portfolio under SoGen Funds, Inc.; all the assets and liabilities of the Fund were transferred to a successor portfolio under SoGen Funds, Inc. called SoGen International Fund (the "Successor
Portfolio"). As a result, the Fund has ceased to function as a registered investment company and is in the process of filing Form N-8F to terminate its registration with the Securities and Exchange Commission.

     The Adviser has discretionary authority to trade the portfolio of the Successor Portfolio under an investment advisory contract with the Successor Portfolio. The funds used to purchase the shares of Aydin reported hereby are part of the investment capital of the Successor Portfolio.


Item 4.    Purpose of Transaction
------------------------------------------
     The last purchase of shares of Common Stock of Aydin Corporation (the "Shares") made by the adviser, on behalf of its advisory client, was made on May 13, 1997.

     The last transaction made by the adviser on behalf of its advisory client was a sale on April 13, 1998. The Shares were acquired as an investment and not with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended.

     On September 25, 1998,  Aydin filed an  Information  Statement  pursuant to section 14(f) of the Securities Exchange Act of 1934 and rule 14f-1 thereunder in connection with a proposed change in a majority of the members of Aydin's Board of Directors. The Successor Portfolio intends to exercise its rights as a shareholder to maximize the value of its holdings.

     Keith Lane-Zucker, an analyst employed by the Adviser, has reported to the Adviser that, effective October 5, 1998, he has been appointed a director of Aydin. In becoming and serving as a director of Aydin, Mr. Lane-Zucker has acted and will continue to act solely in his capacity as an individual and not on behalf of the Adviser or the Successor Portfolio. To ensure that neither the Adviser nor the Successor Portfolio in any way gains access to inside information regarding Aydin or influences in any way the actions of Mr. Lane-Zucker as a director of Aydin, the Adviser has implemented so-called 'Chinese Wall Procedures' which are designed to prevent Mr. Lane-Zucker from having any influence, directly or indirectly, over the management of the Successor Portfolio's holdings of securities issued by Aydin. In addition, neither the Adviser nor the Successor Portfolio will influence or attempt to influence, directly or indirectly, Mr. Lane-Zucker in his role as a director of Aydin. As a result, the Successor Portfolio and the Adviser hereby disclaim any attempt to influence or change the control of Aydin through Mr. Lane-Zucker or otherwise.

                              13G                             Page 4 of 4 Pages


Item 5.    Interest in Securities of the Issuer
------------------------------------------------------

(a) As of November 30, 1998, the Successor Portfolio held 372,100 Shares which represented approximately 7.2% of the outstanding shares of common stock of Aydin, based on total shares outstanding of 5,173,400.

(b) Under an investment advisory contract with the Successor Portfolio, the Adviser has been delegated the power to vote or direct the vote of the Shares and the power to dispose or direct the disposition of the Shares by the Successor Portfolio, and thus has shared voting and dispositive power. The Adviser owns no other interest in Aydin and to its knowledge none of its other advisory clients has any interest in the shares of Aydin or has participated in any action involving such shares in the past sixty days.

(c)  No shares have been purchased since May 13, 1997.

     The last transaction made by the Adviser, on behalf of its advisory client, was a sale of 2,900 shares on April 13, 1998, at $11.278 per share. The shares were sold in the open market on the New York Stock Exchange.


Item 6.     Contracts, Agreements, Understandings or
            Relationships with Respect to Securities of the Issuer.
---------------------------------------------------------------------
     To  the  best  knowledge  of  the  Adviser,  no  contracts,   arrangements,
understandings or relationships described in Item 6 exist among the persons named in Item 2 or between such persons and any person.


Item 7.    Material to be Filed as Exhibits.
----------------------------------------------------
     None



- ----------------
* Previously filed


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 30, 1998


SOCIETE GENERALE ASSET MANAGEMENT CORP.

By:  /s/ JEAN-MARIE EVEILLARD
-------------------------------
Jean-Marie Eveillard
President